Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Dada Auto	Cayman Islands
Cosmo Light HK Limited	Hong Kong
Fleetin HK Limited	Hong Kong
Hill Matrix HK Limited	Hong Kong
Zhejiang Anji Intelligent Electronics Holding Co., Ltd.	PRC
Qingdao Intelligent Electronics Holding Co., Ltd.	PRC
Zhejiang Huzhou Hill Matrix Limited	PRC
Cosmo Light (Anji) New Energy Technology Development Co., Ltd.	PRC
Kuaidian Power (Beijing) New Energy Technology Co., Ltd.	PRC
Qingdao Intelligent Electronics Mobility Holding Co., Ltd	PRC
Newlink Intelligent Maintenance Technology Service Co., Ltd.	PRC
Qingdao Hill Matrix New Energy Technology Co., Ltd.	PRC